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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Processing
Section

FEB 2 8 2012

Washington

SEC FILE NUMBER
8- 67236

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/11_____ AND ENDING_____12/31/11_____
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BHK Securities Inc

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Lakeshore Drive, Suite 250

                                           (No. and Street)

Birmingham   AL   35209

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                        (Area Code – Telephone Number)

OFFICIAL USE ONLY

FIRM I.D. NO.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY CPAS, P.C.

                               (Name – if individual, state last, first, middle name)

1720 EPPS BRIDGE PARKWAY, SUITE 108-381   ATHENS   GA   30606

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/2/12

OATH OR AFFIRMATION

I, _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ , as

of _____ December 31 ____, 20 11 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BHK SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2011 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

BHK SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
BHK Securities, LLC

We have audited the statement of financial condition of BHK Securities, LLC (the "Company") as of December 31, 2011 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BHK Securities, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Atlanta, Georgia
February 22, 2012

1720 EPPS BRIDGE PARKWAY, SUITE 108-381

ATHENS, GEORGIA 30606

PH 770-500-9798

FAX 678-868-1411

WBOWDEN@VOLCPA.COM

BHK SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

CURRENT ASSETS:		
Cash	$	353,229
Receivable from clearing organization		25,148
Prepaid expenses		2,656
TOTAL	$	381,033

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITY - accounts payable and accrued liabilities	$	18,056
TOTAL LIABILITIES		18,056
MEMBER'S EQUITY		362,977
TOTAL	$	381,033

BHK SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUE:		
Commissions	$	1,367,872
Interest and dividends		20,020
Other		2,155
Total revenue		1,390,047
OPERATING EXPENSES:		
Employee compensation and benefits		400,053
Occupancy		97,230
Communications and data processing		75,791
Legal and professional fees		70,610
Office and administrative		59,224
Exchange and clearance fees		52,780
Business and professional development		48,383
Trading errors		35,079
Insurance		7,097
Total expenses		846,247
NET INCOME	$	543,800

BHK SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

MEMBER'S EQUITY, JANUARY 1	$	360,203
Net income		543,800
2011 Member's distributions		(541,026)
MEMBER'S EQUITY, DECEMBER 31	$	362,977

BHK SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

OPERATING ACTIVITIES:

Net income	$	543,800
Adjustments to reconcile net income to net cash flow provided by operating activities:		
Decrease in receivable from clearing organization		5,696
Increase in prepaid assets		(764)
Decrease in accounts payable and accrued expenses		(33,206)
Net cash provided by operating activities		515,526
INVESTING ACTIVITY - member distributions		(541,026)
NET DECREASE IN CASH		(25,500)
CASH AT BEGINNING OF YEAR		378,729
CASH AT END OF YEAR	$	353,229

BHK SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Nature of Business

   BHK Securities, LLC (the "Company") is an introducing broker dealer that was organized in 2006 as a limited liability company (LLC) with perpetual duration for the purpose of engaging in the business of effecting transactions in securities for the accounts of others, effecting transactions in securities for the Company's own account, to act as intermediary between buyers and sellers, to charge commissions, to act as an agent when buying securities to act as a principal when selling securities and to engage in all other activities related incidental thereto. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of BHK Holdings, LLC (the Parent).

   Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

   Basis of Presentation

   The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

   Cash and Cash Equivalents

   For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

   Receivable from Clearing Organization

   The Company reports receivables at net realizable value. On a continual basis, management analyzes delinquent accounts and once these receivables are determined to be uncollectible, they are written-off through a charge against earnings.

6

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Commissions

Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction a commission is earned by the Company for its selling and administrative efforts. Commissions are recorded on a trade-date basis as securities transactions occur.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company expenses the cost of advertising in the period in which such costs are incurred.

Income Taxes

The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

2. TRANSACTIONS WITH CLEARING ORGANIZATION

The Company has entered into a clearing agreement with First Clearing, LLC. Under the terms of this agreement, the Company utilizes the clearing, execution and other services provided by First Clearing, LLC ("FCL"). Specific services include execution of orders for the Company's customers whose cash or margin accounts have been accepted by FCL; generation, preparation and mailing of confirmations of customer accounts; preparation and mailing of summary monthly or quarterly statements; settlements of contracts and transactions in securities; engagement in all cashiering functions for the customer accounts; construction and maintenance of books and records for all transactions executed and cleared through FCL; and, reporting of orders entered into FCL's order entry system by FCL on behalf of the Company in accordance with the FINRA Order Audit Trail System (OATS).

Under this agreement, the Company is required at all times to maintain a minimum net capital of $250,000, as computed in accordance with Rule 15c3-1. The Company was in compliance with respect to this agreement at December 31, 2011.

3. **RELATED PARTY TRANSACTIONS**

The Company is a wholly owned subsidiary of BHK Holdings, LLC. In connection with this relationship, the Company and its Parent have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Parent on its behalf. During 2011, the Company incurred expenses under this agreement totaling $607,974.

Also, the member was paid $541,026 in distributions and are reported on the statement of changes in member's equity.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $353,256, which was $303,256 in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 5.11%.

5. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

6. **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

BHK SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011

	SCHEDULE 1
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 362,977
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets - prepaid assets	(2,656)
15c3-1(f) securities	(7,065)
NET CAPITAL	$ 353,256
AGGREGATE INDEBTEDNESS - accounts payable and accrued expenses	18,056
Total aggregate indebtedness	18,056
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	50,000
Excess net capital	303,256
Excess net capital at 1,000 percent	351,450
Percentage of aggregate indebtedness to net capital	5.11%

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2011):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	351,721
2011 audit adjustments		1,535
NET CAPITAL, ABOVE	$	353,256

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC
ASSESSMENT RECONCILIATION

To the Member
BHK Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation Form SIPC-7 – page 12 and 13 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by BHK Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating BHK Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BHK Securities, LLC's management is responsible for the BHK Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

See Independent Auditors' Report and
Notes to Financial Statements
10

1720 EPPS BRIDGE PARKWAY, SUITE 108-381

ATHENS, GEORGIA 30606

PH 770-500-9798

FAX 678-868-1411

WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

Wade J Borden & Company

Atlanta, Georgia
February 22, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BHK Securities, LLC
2200 Lakeshore Drive, Suite 250
Birmingham, AL 35209
CRD 139665, SEC 8-67236

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bailey Knight, 205-874-1004

2. A. General Assessment (item 2e from page 2) $ 2881

   B. Less payment made with SIPC-6 filed (exclude interest)   (1475)
      07/28/2011
      Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   1406

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1406

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1406

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BHK Securities, LLC
_____
(Name of Corporation, Partnership or other organization)
_____
(Authorized Signature)
_____
(Title)

Dated the_____ day of_____, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

12

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __Jan 1__ , 20 __11__
and ending __Dec 31__ , 20 __11__
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ __1,390,047__

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

182,544

    (2) Revenues from commodity transactions.

4,482

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

50,180

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

399

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.
        $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).
        $_____

      Enter the greater of line (i) or (ii)

      Total deductions

237,605

2d. SIPC Net Operating Revenues

$ 1,152,442

2e. General Assessment @ .0025

$ 2,881
(to page 1, line 2.A.)

13

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Member
BHK Securities, LLC

In planning and performing our audit of the financial statements and supplementary schedule of BHK Securities, LLC (the "Company"), as of and for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

See Independent Auditors' Report and
Notes to Financial Statements
14

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2011 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J Braden & Company

Atlanta, Georgia
February 22, 2012